Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 15, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Celeste Murphy
David Burton
Jeanne Baker

Re:	LumiraDx Limited
Draft Registration Statement on Form F-4
Submitted April 20, 2021
CIK 0001685428

Ladies and Gentlemen:

On behalf of our client, LumiraDx Limited (the “Company” or “LumiraDx”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-4 (the “Form F-4”) contained in the Staff’s letter dated May 18, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Form F-4 and is submitting an Amendment No. 1 (the “Amended Form F-4”) together with this response letter. The Amended Form F-4 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Form F-4 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Form F-4.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and the Amended Form F-4 (marked to show changes from the Form F-4).

Draft Registration Statement on Form F-4, submitted April 20, 2021

Cover Page

1.

Please revise the prospectus cover page and the Prospectus Summary to disclose the expected ownership percentages in the combined company of CAH’s public stockholders, the Sponsor, LumiraDx’s directors, executive officers and their affiliates, and LumiraDx’s other current stockholders. Please also include the voting power in the combined company that will be held by each group and explain the difference between LumiraDx’s common shares and ordinary shares.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the Cover Page and on page 9 of the Amended Form F-4 in response to the Staff’s comment.

Market and Industry Data, page iv

2.

We note your disclosure on page iv indicating that industry and market data could prove to be inaccurate, certain information in the prospectus cannot be verified with complete certainty and that LumiraDx does not know all of the assumptions that were used in preparing the forecasts that appear in the prospectus. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page iv of the Amended Form F-4 in response to the Staff’s comment.

Questions and Answers About the Proposals and the Special Meeting

Did the CAH board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?, page viii

3.

CAH’s registration statement for its initial public offering states that in the event it seeks to complete your initial business combination with a company that is affiliated with CAH’s sponsors, officers or directors, it will obtain a fairness opinion. We further note that CAH’s sponsor’s members include partners and employees of Covington Associates, LLC. Disclosure throughout the prospectus, including on page x, indicates that Covington Associates has longstanding relationships with both LumiraDx’s founders and with LumiraDx itself. Please revise the response to this question, as well as the disclosure under the “CAH’s Board of Directors’ Reasons for Approval of the Merger” heading on page 3, to explain why CAH’s board of directors did not obtain a third-party valuation or fairness opinion in light of its sponsor’s relationship with LumiraDx. In your revisions, please also state whether CAH’s board of directors took any measures, including the formation of an independent committee of the board, to ensure that it was able to independently determine LumiraDx’s fair market value.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that LumiraDx is not affiliated with CAH, its officers, directors or sponsor or any member of the sponsor, nor is there any material relationship between such parties and LumiraDx, and, as such, CAH did not obtain a fairness opinion or third-party valuation or take any additional measures, such as the formation of an independent committee of the board. The Company has revised the Amended Form F-4 to disclose this. Please see pages viii, 4 and 79 of the Amended Form F-4.

No officers or directors of CAH own any shares of LumiraDx. While members of the sponsor and advisors to CAH’s board of directors, including Tom Cibotti, Tim McMahon and James Vandervelden, are members of or associated with Covington Associates, an investment bank headquartered in Boston, and/or CA Advisors, an affiliate of Covington Associates, neither Covington Associates nor CA Advisors are invested in CA Healthcare Acquisition Corp., directly or through the sponsor. Likewise, while Covington Associates has provided ordinary course investment banking services to LumiraDx and some of the Covington Associates principals, as well as some other members of the sponsor and CA Advisors have personally invested in the Company, as disclosed in the Amended Form F-4, the Company respectfully submits that such services and investments are not material or, in the case of services, in the ordinary course of business and do not cause such parties to be affiliated with LumiraDx or give rise to a conflict. Investments in LumiraDx by such parties, including members of the sponsor and CA Advisors, represent, collectively, on a fully diluted basis, less than 0.25% of the Company’s fully-diluted equity share capital.

In light of these facts and the fact that the majority of the directors of CAH are independent, CAH did not obtain a fairness opinion or third-party valuation or take any additional measures, such as the formation of an independent committee of the board.

Information About the Companies, page 1

4.

Please revise your disclosure in this section, as well as in the “Business of LumiraDx” section, where appropriate, to discuss details of the test strip recall in January 2021 referenced on page 41 of the prospectus.

RESPONSE: The Company respectfully advises the Staff that had included a disclosure regarding the recall on page 11 in the “Summary” section of the Form F-4 and it has revised the disclosure on page 165 of the Amended Form F-4 in response to the Staff’s comment.

CAH’s Board of Directors’ Reasons for Approval of the Merger, page 3

5.

We note your statement on page 4 indicating that LumiraDx is now delivering “among the best performing assays” in the market at the POC. Please revise your disclosure to provide the basis for this statement, particularly in light of your disclosure on page 41 regarding recalls of test strips.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amended Form F-4 in response to the Staff’s comment.

6.

We note your statement that CAH’s Board assessed that LumiraDx can address an over $50 billion global market opportunity with the Platform. Please revise your disclosure to include the source that provided this market opportunity assessment. Please also provide us with the analysis that supports this statement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amended Form F-4 in response to the Staff’s comment.

Related Agreements

Sponsor Agreement, page 6

7.

Your disclosure in this section indicates that “certain existing stockholders of CAH”, in addition to the sponsor, have agreed to vote in favor of the proposals presented in the prospectus. Please revise to quantify what percentage of CAH’s outstanding shares are covered by the Sponsor Agreement. Please also revise to disclose what percentage of the CAH public shares must be redeem in order for the sponsor to forfeit a percentage of the CAH founder shares and clarify whether the percentage of public shares redeemed directly corresponds to the percentage that would be forfeited (e.g. if 40% of the CAH public shares are redeemed, 40% of the CAH founder shares will be forfeited).

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 6-7 and 239 of the Amended Form F-4 in response to the Staff’s comment.

Registration Rights Agreement, page 7

8.	Please revise your disclosure to clarify what percentage of LumiraDx’s outstanding shares following the Merger will have registration rights.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 7 of the Amended Form F-4 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 9

9.

Your disclosure indicates that you have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, you can adopt the new or revised standard at the time private companies adopt the new or revised standard. However, on pages 69 (Risk Factors) and 225 (MD&A), you disclose that the company has irrevocably elected not to avail itself of this extended transition period and as a result, will adopt new and revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Please revise to clarify which of these positions you have taken and present consistently throughout the filing.

RESPONSE: The Company respectfully advises the Staff that it has not elected to opt out of such extended transition period and that it has revised the disclosure on pages 70 and 231 of the Amended Form F-4 in response to the Staff’s comment.

Comparative Per Share Data, page 16

10.

With reference to the pro forma total shareholders’ equity amounts and basic and diluted outstanding shares reflected on pages 194 and 195, please assess the accuracy of the combined pro forma and pro forma equivalent book value per share amounts of $4.74 and $4.07.

RESPONSE: The Company respectfully advises the Staff that it has reviewed the accuracy of the combined pro forma and pro forma equivalent book value per share amounts of $4.74 and $4.07. The Company believes the amounts are accurate and are reflective of the decrease in liabilities and the corresponding increase in equity related to the conversion of liability classified instruments as noted in adjustments 5(f), 5(g) and 5(m) in the pro forma combined balance sheet on page 199-200 in the Amended Form F-4.

Risks Related to Our Business and Operations Following the Merger

The ability of our U.S. subsidiaries to use net operating loss carryforwards..., page 65

11.	Please quantify your net operating loss carryforwards.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 65 of the Amended Form F-4 in response to the Staff’s comment.

Proposal No. 1 – The Merger Proposal

Closing Conditions, page 107

12.	Please revise your disclosure in this section to identify which of the conditions to closing can be waived.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 107-108 of the Amended Form F-4 in response to the Staff’s comment.

Background of the Merger, page 110

13.

Your disclosure on page 112 indicates that that CAH reviewed LumiraDx’s financial information, comparable company valuation analyses and recent arm’s-length valuations, among other items, in negotiating a $5-6 billion potential pre-money equity value. Please revise your disclosure in this section to provide more detail regarding how CAH’s management determined that a value of $5-6 billion for LumiraDx was supportable. Please also revise, where appropriate, to disclose the “comparable company valuation analyses” and “recent arm’s-length valuations” that CAH received, including the valuation in a round of financing that LumiraDx raised in the fall of 2020, referred to on page 113. To the extent that the management or board of directors of CAH relied on financial information regarding LumiraDx which is not currently included in the prospectus, please revise to include this information.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Amended Form F-4 to provide more detail regarding how CAH’s management determined that the value of $5-6 billion for LumiraDx was supportable, as well as disclosing, where appropriate, the comparable company valuation analyses. Please see pages 112-114 and 118-124 of the Amended Form F-4.

The Company has also revised the Amended Form F-4 to clarify that CAH considered only one recent arm’s length valuation that LumiraDx received from another SPAC, as well as the amount of that valuation ($5-6 billion). The Company has also revised the Amended Form F-4 to disclose the valuation range ($4-6.4 billion) of LumiraDx’s most recent round of equity financing that LumiraDx raised in November 2020. Please see pages 113-114 of the Amended Form F-4.

CAH did not rely on any financial information that is not currently in the prospectus. The Company has revised the disclosure to clarify this. Please see page 118-124 of the Amended Form F-4.

As described in the Amended Form F-4, CAH considered the following factors in determining the initial $5 billion to $6 billion valuation for the Company –

•	CAH’s initial financial due diligence on the Company;

•	financial information of the Company, which are included in the Form F-4;

•	the Company’s business and financial prospects;

•	consideration of a limited number of comparable company valuation analyses, which were subsequently expanded upon following the signing of the LOI;

•	a recent arm’s length valuation that the Company received from another SPAC, which proposed a valuation of between $5 billion and $6 billion potential pre-equity value for the Company; and

•

the issuance by the Company in November 2020 of 7,261,760 LMDX series B preferred shares for aggregate proceeds of $164.5 million, described in the Form F-4, such LMDX series B preferred shares are convertible into LMDX common shares upon an IPO or sale of the Company calculated based on a valuation (the “Implied Valuation”) that is equal to a 20% discount to the valuation determined on such IPO or sale (as applicable), such Implied Valuation to be no lower than $4 billion and no higher than $6.4 billion.

Since the LOI was non-binding and provided for an exclusivity period for CAH to perform confirmatory financial, legal, business and operational due diligence on the Company in order to confirm valuation, CAH’s management and board of directors considered the $5 billion valuation supportable for the limited purpose of entering into the non-binding LOI. To confirm the valuation following the execution of the LOI, CAH’s management and internal and external advisors performed additional diligence on the Company as well as performed additional valuation analyses, including comparable company valuation analyses, that were presented to the board of directors on March 19, 2021. The Company respectfully advises the Staff that it has revised the disclosure on pages 118-124 of the Amended Form F-4 in response to disclose these valuation analyses.

14.

Please revise this section, where appropriate, to disclose why LumiraDx decided to delay its traditional initial public offering in order to pursue potential M&A alternatives, including deSPAC transactions, as referenced on page 112.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Amended Form F-4 in response to the Staff’s comment.

Business of LumiraDx

Our Products, page 153

15.

Please revise your disclosure in this section, or elsewhere in the Business section, as appropriate, to discuss which of your products currently generate revenue and your reliance on any key customers. For guidance, please refer to Item 4.B. of Form 20-F, incorporated into Item 14 of Form F-4.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 161-162 of the Amended Form F-4 in response to the Staff’s comment.

D-Dimer Test, page 163

16.

Please revise your description of “the method comparison” described on page 163 to disclose the purpose of the comparison and to explain the significance of the findings described in the results table and the paragraph that precedes the table, including how the LumiraDx D-Dimer test performed compared to the VIDAS Exclusion II D-Dimer assay.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 168-169 of the Amended Form F-4 in response to the Staff’s comment.

Strategic Partners and Manufacturing and Supply Agreements, page 171

17.

Your disclosure elsewhere in the prospectus indicates that the NHS is one of your key customers. Please describe the terms of your agreement with NHS in this section (or elsewhere in Business, as appropriate) and file the agreement as an exhibit to your registration statement or advise. Please also revise the disclosure on page 6 to clarify whether the 29% and 17% customers referenced in that section are CVS and NHS, respectively.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the agreement with NHS (the “NHS Agreement”) is not material to the Company. The Company entered into the NHS Agreement, which is a general master services agreement that does not obligate the NHS to purchase or the Company to sell any products of the Company. The NHS Agreement does not give rise to obligations that are material to and enforceable against the Company, or rights that are material to the Company and enforceable by the Company against the NHS. The Company’s sales to the NHS are governed by purchase orders at the time of purchase.

For the foregoing reasons, the Company has concluded that the NHS Agreement is not required to be filed as an exhibit to the Amended Form F-4 or any other filing, as it is not material to the Company and the Company is not “substantially dependent” on the NHS Agreement within the meaning of Item 601(b)(10) of Regulation S-K. In addition, since the NHS Agreement is not material to the Company, the Company does not believe that disclosing the terms of the NHS Agreement in the Amended Form F-4 is required or useful for investors and respectfully asks the Staff to reconsider its request that the Company disclose the terms of the NHS within the section entitled Business of LumiraDx in the Amended Form F-4.

The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Amended Form F-4 in response to the Staff’s comment to clarify customer revenues.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 199

18.	Please expand the information you have presented in 5(f) to indicate how you determined the 210,094,902 LMDX ordinary shares and 12,615,403 LMDC common shares issued as a result of the Subdivision.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 205 of the Amended Form F-4 in response to the Staff’s comment.

19.

Please tell us why pro forma adjustments 5(k) and 5(l) which reflect fees that are deemed to be direct and incremental costs of the mergers are not reflected as pro forma adjustments to your pro forma condensed combined statement of operations. Refer to Rule 11-02(a)(i)(6)(B) of Regulation S-X. Please also reconcile the $1.5 million referred to in the note 5(k) to the $3.099 million adjustment reflected on the pro forma balance sheet.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 206 of the Amended Form F-4 in response to the Staff’s comment.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 200

20.	Please expand Note 6(c) to disclose the number of shares issued by LMDX and how the deemed fair value was determined.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 207 of the Amended Form F-4 in response to the Staff’s comment.

LumiraDx’s Management’s Discussion and Analysis if Financial Condition and Results of Operations

Comparison of the years ended December 31, 2019 and 2020—Cost of sales, page 212

21.

Please expand your disclosures to provide additional insight as to why your $13.2 million write down of inventory to net realizable value was necessary. Please also expand your critical accounting policy disclosures on page 224 to identify the material assumptions management utilized in determining the allowance for excess or obsolete inventory. If a potential for future write downs exist, please address such risk.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on pages 219 and 231 of the Amended Form F-4 in response to the Staff’s comment.

Description of LumiraDx’s Securities

Transfer of LMDX Ordinary Shares, page 240

22.	Please revise your disclosure in this section to describe the circumstances that would trigger a Mandatory Transfer.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 250 of the Amended Form F-4 in response to the Staff’s comment.

Exhibits

23.	Please file the offer letters referenced on page 134 as exhibits to your registration statement or tell us why they are not required to be filed.

RESPONSE: The Company respectfully advises the Staff that the offer letters referenced on page 134 of the Form F-4 (the “Offer Letters”) were not filed as exhibits to the registration statement because Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that management contracts or compensatory plans, contracts or arrangements need not be filed if the registrant is a foreign private issuer that furnishes compensation information under Item 402(a)(1) and the public filing of the plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Offer Letters are not required to be filed under applicable Cayman securities laws and are not otherwise publicly disclosed by the Company. Accordingly, the Company respectfully submits that it is not required to file the Offer Letters as exhibits to the registration statement.

24.	Please file an opinion as to the material tax consequences of the Merger. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Form F-4 to include the opinion of Sidley Austin LLP with respect to the material tax consequences of the Merger and to include a form of the opinion of Sidley Austin LLP that will be filed as Exhibit 8.1. Please see pages 87-88 and 271-273 and Exhibit 8.1 of the Amended Form F-4.

Sincerely, /s/ Edwin M. O’Connor Edwin M. O’Connor

cc:	Ron Zwanziger, Chief Executive Officer, LumiraDx Limited

Veronique Ameye, Esq., Executive Vice President & General Counsel, LumiraDx Limited

Paul R. Rosie, Esq., Goodwin Procter LLP